April 17, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:	Ariba, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2007

File No. 000-26299

Ladies and Gentlemen:

We are responding to the comments contained in the letter dated April 8, 2008 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the above referenced filing. For your convenience, we have repeated the comment contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company hereby acknowledges and confirms that (i) it is responsible for the adequacy and accuracy of the disclosure in Form 10-K for the Fiscal Year Ended September 30, 2007; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and (iii) Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Controls and Procedures

Remediation of the Fiscal Year 2006 Material Weaknesses, page 91

2. To the extent material, please tell us what the costs were to Ariba regarding the remedial measures taken during the fourth quarter ended September 30, 2007. Material costs associated with changes in internal control over financial reporting should be disclosed.

Response:

The Company confirms that there were no material costs regarding the remedial measures taken during the fourth quarter ended September 30, 2007.

Inherent Limitations on Effectiveness of Controls, page 92

3. We note your statement that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.” This appears to be inconsistent with your statement in the same paragraph that there can be “no assurances that any design will succeed in achieving its stated goals under all potential future conditions…” It is inconsistent with the disclosure requirements of Item 307 to assert that there can be “no assurance” that the disclosure controls and procedures will operate effectively under all circumstances. Please confirm, if true, that Ariba’s disclosure controls and procedures were designed to provide reasonable assurance that the controls will meet their objectives and were effective at the reasonable assurance level for the year ended September 30, 2007. This comment applies as well to the Form 10-Q for the period ended December 31, 2007. Please confirm that you will conform your disclosures in future filings.

Response:

The Company confirms that its disclosure controls and procedures were designed to provide reasonable assurance that the controls will meet their objectives and were effective at the reasonable assurance level for the year ended September 30, 2007 and the period ended December 31, 2007. The Company also confirms that it will conform its disclosures in future filings commencing with its filing for the period ended March 31, 2008.

* * * * *

We would appreciate the Staff’s confirmation by telephone that we have provided an adequate response to the Staff’s comments. If you should have any comments or requests for information, please direct them to me. You can reach me at the Company’s address, or at the phone number (650) 390-1010 or by fax at (650) 390-1377.

Very truly yours,

Ariba, Inc.

/s/ James W. Frankola James W. Frankola
Chief Financial Officer

cc:	David Middler, General Counsel

Wayne Kimber, VP of Corporate Finance

Chris Cavanaugh, Corporate Controller

Jennifer Meschewski, Esq., Corporate Counsel, Ariba, Inc.

Brooks Stough, Esq., Gunderson, Dettmer

Lynette Horrell, Ernst & Young LLP